Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST
NEW YORK, NY 10001
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

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Attention:	James Lopez
Robert Arzonetti
Robert Klein
Cara Lubit

Re:	Banc of California, Inc.
Registration Statement on Form S-4
Filed August 28, 2023
File No. 333-274245

Ladies and Gentlemen:

On behalf of Banc of California, Inc. (“BANC” or the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 filed on August 28, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amended Registration Statement (the “Amended Registration Statement”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. We have also enclosed with the copy of this letter copies of the Amended Registration Statement, which have been marked to show changes from the Registration Statement as originally filed.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated September 20, 2023, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Summary, page 16

1.
Consider including organizational charts depicting the entities and changes in ownership and board representation before and after the consummation of the transaction and investment agreement with Warburg and Centerbridge.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 128 and 129 of the Amended Registration Statement by adding organizational charts.

2.
We note disclosure in the Form S-4, investor presentation and elsewhere that BANC and PACW shall cooperate to identify certain pools of assets to be disposed of in a balance sheet repositioning. For example, we note the risk factor on page 37 stating that the success of the merger will depend, in part, on the ability of BANC and PACW to dispose certain assets in the planned balance sheet repositioning. We also note the page 26 disclosure about reimbursement provisions. Please revise the Summary to provide expanded disclosure explaining the key elements of the planned balance sheet repositioning, including assets identified for disposal, the approximate dollar value of such assets, the timing of such disposal, etc. Please also address planned repayment of “$13 billion of BANC and PACW wholesale borrowings by closing,” as referenced on page 105.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 26, 74, and 112 of the Amended Registration Statement. The Company respectfully advises the Staff that, although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger, BANC and PACW have committed to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonable available price. Although there are certain assets identified and plans in place for the potential sales thereof, as disclosed in the Amended Registration Statement, the asset sales are subject to market conditions at the time of such sales.

Risk Factors, page 34

3.	Please include a risk factor addressing PACW shareholders receiving an implied value per share less than the value of the shares at the time of the announcement.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 36 of the Amended Registration Statement.

4.
We note statements referring readers to Exchange Act reports BANC and PACW “may file with the SEC after the date of this joint proxy statement/prospectus.” With a view to clarifying disclosure where appropriate, including on pages 34 and 201, please advise us if you intend to incorporate by reference filings by PACW.

Response: The Company respectfully advises the Staff that PACW has submitted a waiver request to the Staff of PACW’s S-3 ineligibility status and pending the Staff’s decision, the Company has revised its disclosure on page 36 of the Amended Registration Statement. The Company respectfully reserves the right to reinsert the incorporation by reference language if the Staff grants such waiver request.

Background of the Mergers and the Investments, page 71

5.
Please revise and expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently, the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. Please identify the key negotiation considerations as well as how and why material terms were revised over time. As non-exclusive examples, we note that:

•          On June 12 PACW was no longer in active discussions with any party; however, you state that on June 16 Messrs. Wolff and Taylor communicated “to further discuss a potential transaction.” It is unclear when the parties began negotiations. In this regard, you also state that Mr. Wolff had discussions in mid-June regarding “restarting negotiations.”

•          Messrs. Wolf and Taylor exchanged “ideas on certain aspects” of a transaction on or about June 16; however, you do not identify the ideas or aspects;

•          The parties discussed “various topics related to the proposed transaction, including the exchange ratio, closing conditions, regulatory matters, governance matters...” But you do not identify the subject matter for each topic or the initial terms that were discussed;

•          BANC’s LOI proposed that BANC would procure $350 million of equity financing; however, you do not clarify PACW’s response to the proposal, when and why the financing increased to $400 million, or the extent to which the equity investors participated in the negotiations of the exchange ratio and other terms;

•          On or after June 29, the parties discussed “a framework for establishing the ‘at market’ fixed exchange ratio, additional details regarding the governance and management of the combined company...” But you do not explain what framework was discussed or whether the parties discussed specific ratios and related values;

•          At the same meeting, the parties discussed the disposition of “certain assets” in connection with the planned repositioning; however, you do not clarify which party proposed dispositions or what framework was discussed for the disposition of assets. In this regard, it appears from the investor presentation and disclosure on page 40 about repositioning “to minimize capital and liquidity risk of the combined company” that the parties may have negotiated specific assets for disposal. Please revise the background to identify the assets and address any such negotiations; and

•          “Certain compensation matters” were discussed on July 20; however, you do not identify the matters or how they evolved to be part of the final proposed transaction.

Additionally, ensure your disclosure is clear about the persons materially involved in negotiations or meetings or other activities. For example, where you refer to the “board of directors” or “management,” please clarify which members of the board were in attendance or indicate that the entire board was present, if true.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 75-82 of the Amended Registration Statement.

The Company respectfully advises the Staff that that the Investors did not participate in the negotiations of the exchange ratio.

6.
We note that the management of BANC and PACW engaged in reviews and discussions of long-term strategies and objectives, including transactions with other financial institutions. In particular, you state on page 73 that two parties expressed interest in an all cash transaction and received draft forms of definitive documentation, but discussions concluded due to each party’s inability to commit or procure the required capital. It is unclear if the parties could not agree to the consideration amount, the extent to which financing needed to be assured, or otherwise. Please further clarify any letters of intent or similar agreements with such potential target companies. Please clarify why the board of PACW decided to pursue the merger with BANC instead of these transactions and expand the background section to explain why both BANC and PACW chose to do this merger at this time, as opposed to other merger opportunities or other strategic options in the past.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Amended Registration Statement.

PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors, page 80

7.
We note that a number of the implied values of PACW addressed by PSC fall outside the range or actual value offered to shareholders. As non-exclusive examples, we note the negative amounts in the table on page 93 regarding transaction price per share, the relatively larger implied ownership percentages suggested by the table on page 94, and the comparable larger company contribution to the board on page 98. Please state whether the board considered these factors in arriving at its recommendation.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 86 of the Amended Registration Statement.

Opinion of BANC’s Financial Advisor, page 82

8.
The fourth bullet point on page 83 indicates that JPM reviewed and relied upon the estimated amount and timing of the cost savings, defined as “Synergies.” Please reconcile with the statement at the top of page 84, which states that JPM “expresses no view as to such analyses or forecasts (including the Synergies).” Similarly, please reconcile for the PSC disclosures addressing projections but stating on page 92 that PSC “expressed no opinion as to such projections.”

Response:  The Company respectfully advises the Staff that the Registration Statement discloses that the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers (defined in the Registration Statement as the “Synergies”) were provided to JPM by the management of the Company, and the Registration Statement also discloses that JPM, with the Company’s consent, assumed that the Synergies were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company and PACW. On that basis, in performing its financial analysis in connection with the mergers and giving its opinion, JPM assumed the accuracy of the Synergies and did not independently verify or express a view as to the accuracy of such analyses or forecasts or the assumptions on which they were based. In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Amended Registration Statement to clarify this point.

9.	If material please revise to clarify the “certain aspects of the mergers” on page 83 and “certain merger adjustments” on page 84.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Amended Registration Statement.

Opinion of PACW’s Financial Advisor, page 90

10.
Please revise to clarify how the discount rates were determined, including the inputs and assumptions underlying the different discount rates used. For example, it is unclear why the discount rate for PACW is 15% to 20%, and the rate for BANC is 8% to 12%.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 106-107 of the Amended Registration Statement.

11.	If material please revise to clarify the “certain adjustments” for current expected credit losses referenced on page 100.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 107 of the Amended Registration Statement.

Contribution Analysis, page 94

12.
We note your tabular presentation disclosing the relative contribution of PACW and BANC to the combined company. Please include a discussion of what these measures (e.g., Adjusted Tangible Common Equity – Inclusive of Loan Fair Value, Most Recent Quarter Core Net Income to Common, etc.) represent, how they are defined, how they are used and why they are meaningful to investors. In addition, for any non-GAAP measures, please revise to include a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 99 and 113-114 of the Amended Registration Statement.

13.
As it relates to your disclosure in footnote 2 to the table, we note that the Adjusted Tangible Common Equity – Inclusive of Loan Fair Value measure appears to give effect to loan fair value marks per PACW and BANC 10-Qs filed May 11, 2023 and May 8, 2023 and assuming a 25% tax rate on loan fair values. Given that it appears the financial information and measures are based on results from the quarterly period ended June 30, 2023, please tell us why the adjustments to give effect to loan fair value marks are based on information for the quarterly period ended March 31, 2023.

Response:  The Company respectfully advises the Staff that the adjustment appeared using the loan fair value mark information for the quarterly period ended March 31, 2023 because that was the latest information available at the time the opinion was given.

Certain Unaudited Prospective Financial Information

Certain Street Consensus Estimates for BANC, page 103

14.
Please revise to clarify the assumptions underlying the figures provided on page 103, including net income growth of 7% in 2025, dividend payout ratio of 29% and annual asset growth of 3% beginning in 2025. Similarly revise page 104 for the projections in the table under Certain Internal Management Projections for PACW.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 111-112 of the Amended Registration Statement.

The Merger Agreement, page 118

15.
We note the statement on page 129 that covenants relate to the disposition by each PACW and BANC of certain pools of assets. We also note the disclosure on page 40 that neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger. Please revise where appropriate to clarify the obligation of the parties to implement the planned balance sheet repositioning.

Response:  Please refer to the Company’s response to Comment 2 above on the approach taken in response to the Staff’s comments regarding balance sheet repositioning.

Combined Company Governance, page 129

16.
We note disclosure on page N-26 of PACW’s Risk Appetite Statement setting forth “risk targets and tolerance ranges.” We also note disclosure on page 96 of the PACW Form 10¬Q for the quarter ended June 30, 2023 regarding monthly measures of interest rate risk under “pre-established limits” that may result in an adjustment to asset and liability mix. Please revise to provide a materially complete description of how PACW sought to manage risks due to changes in interest rates and other material impacts on the registrant’s operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify the pre¬established limits and, with a view to disclosure, advise us of the extent to which the ALCO and/or other relevant committees approved risk profiles that did not conform to management and board risk tolerances.

Response:  In response to the Staff’s comment, the Company has supplemented with disclosure on pages Q-1-Q-2 of Annex Q to the Amended Registration Statement.

17.
Additionally, for the combined company, clarify the extent to which such limits employed by PACW and BANC and other policies and controls are anticipated to change as a result of planned integration, economic and other developments, or other factors.

Response:  The Company respectfully advises the Staff that it believes that the framework described by PACW in response to Question 16 of this letter is reasonable and consistent with industry best practices. The Company has evaluated and will enhance such processes and key risk indicators, including assessment of the combined company’s sensitivity to interest rate shocks and the determination of the economic value of equity, and their corresponding policy targets and limits, consistent with the combined company’s overall risk appetite.

18.
We note from page 108 that BANC’s former Executive Vice President and Chief Risk Officer terminated employment on June 30, 2023. It appears from the BANC website that Olivia Lindsay is the current CRO and that Ms. Sullivan terminated employment on June 30, 2023. Please clarify the timing of the transition. Please also disclose the extent to which PACW and BANC have preliminarily agreed to a post-consummation structure for board oversight of financial risks, including operational, cybersecurity and other risks.

Response:  The Company respectfully advises the Staff that the Company’s former Executive Vice President and Chief Risk Officer, Lynn Sullivan, retired from these positions effective as of December 31, 2022. Ms. Sullivan remained an employee of the Company as an Advisor until June 30, 2023 to assist with the transition of her previous roles. Olivia Lindsay, then Deputy Chief Risk Officer, was promoted to Chief Risk Officer of the Company effective as of January 1, 2023.

Furthermore, the Company respectfully advises the Staff that the Company intends to maintain the current risk oversight structure of the board of directors (the “Board”) that is currently in place; however, no decision has been made and the structure may change post-consummation once the combined company’s board of directors meets.

Please see the description of the current risk oversight of the Board below, excerpted from the Company’s most recent Definitive Proxy Statement on Schedule 14A, filed March 23, 2023, which is incorporated by reference in the Amended Registration Statement:

"Currently, the Board has two primary methods for overseeing risk. The first method is oversight by the Board as a whole, and the second method is through the committees of the Board. All Board committees may address risks directly with management, or, where appropriate, may elevate a risk for consideration by the full Board.

The Asset Liability Committee (ALCO Committee) assists the Board in its monitoring and oversight of asset and liability strategies, liquidity and capital management to maintain compliance with applicable regulatory requirements and appropriate balance sheet and earnings risk management. The Compensation, Nominating and Corporate Governance Committee (CNG Committee) assists the Board with discharging its responsibility and authority with respect to nominating, corporate governance, and executive compensation matters, including for example, the independence determination of Board members, the assessment of the Board’s performance, the oversight of related party transactions, the recommendation of Board candidates, and the design of the executive compensation program. The Audit Committee is primarily responsible for monitoring and oversight of the accounting and financial reporting process of the Company, the audits of the Company’s financial statements, and the effectiveness of the Company’s internal control over financial reporting. The Enterprise Risk Committee (Risk Committee) is primarily focused on assisting the Board in discharging its oversight duties with respect to risk management activities, including the establishment of the Company’s enterprise risk management framework and associated policies and practices. The Risk Committee is also focused on assisting the Board in its monitoring and oversight of credit processes and asset quality, and compliance with applicable regulatory requirements. In accordance with its charter, the Risk Committee is responsible for ensuring that the Company has in place an appropriate enterprise-wide framework and processes to identify, prioritize, measure and monitor significant risks, including for example, operational, technology, information security, compliance, legal, reputational, strategic, credit, interest rate and liquidity risks, with the management of interest rate and liquidity risks primarily being overseen by the ALCO Committee.

The Board maintains oversight of the Company’s security program through its Risk Committee, which oversees the information technology management program and reviews risks related to information security and cybersecurity as well as the steps taken by management to control for such risks. The Risk Committee oversees and reviews quarterly reports on significant matters of corporate security, including cybersecurity and data privacy. The Company maintains a formal information security management program under the direction of the Chief Information Security Officer and corporate cyber insurance, which are subject to review and oversight by the Risk Committee and the Board, respectively."

Conversion Rights, page 150

19.	Please advise us of the business reasons for the conversion rights described on page 150, including the circumstances of a “widespread public distribution.”

Response:  The Company respectfully advises the Staff that the reason for issuing to the Warburg Investors BANC NVCE stock as part of their investment (rather than all voting common stock) is for bank regulatory reasons, principally because an additional regulatory approval would be required for the proposed transaction if the Warburg Investors were to own, control or hold with the power to vote 10% or more of any class of voting securities of BANC.  That said, banking regulations specifically allow for a defined set of circumstances under which non-voting shares can convert to voting shares in the hands of a third-party transferee and still maintain their status as non-voting shares in the hands of the Warburg Investors.  One of those limited circumstances specifically prescribed by the banking regulations is a “widespread public distribution.” (See 12 C.F.R. 225.9(a)(3)(ii)(A)).

Material U.S. Federal Income Tax Considerations, page 153

20.	We refer you to the second full paragraph on page 154. Please remove the statement “[a]ssuming the mergers qualify as a ‘reorganization,’” as it assumes the conclusion.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 166 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 157

21.
We note your pro forma presentation includes separate columns depicting transaction adjustments and financing adjustments. Please revise your disclosures to more clearly describe and define the activities, transactions given effect to and entities involved within each of these two categories of adjustments.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 168 of the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation, page 165

22.
We note your disclosure that one-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the transaction will be expensed as incurred under ASC 805 and are assumed to be cash settled. Please revise your disclosures to quantify the amount of one-time direct transactional costs. In addition, tell us why they are assumed to be cash settled or revise to state if they will, in fact, be cash settled.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 178 of the Amended Registration Statement.

2. Adjustments to the Unaudited Pro Forma Condensed Combined, page 165

23.
 We note your tabular presentation of the preliminary purchase price allocation, for your pro forma adjustment (A), on page 166. Please revise your explanatory notes to more clearly identify and describe the specific inputs and assumptions, for this and any other relevant pro forma adjustments where significant assumptions were utilized, used in your preliminary purchase price allocation and your related basis in using them. In addition, tell us and revise to explain how the amounts, and related adjustment amounts, in this table reconcile to the adjustment amounts depicted on the pro forma balance sheet on page 159 for the following line items:

•          Intangibles;

•          Other assets;

•          Interest-bearing deposits; and

•          Other liabilities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 179-182 of the Amended Registration Statement. Additionally, the Company respectfully advises the Staff that no further adjustment is applied to interest expense related to deposits for the six months ended June 30, 2023. This amount will be amortized within 12 months of the closing of the transaction; and, as the transaction is assumed to have occurred on January 1, 2022 for purposes of the unaudited pro forma condensed combined statements of operations, the fair value adjustment is fully amortized through adjustment (DD).

24.
We note your description in footnote 2 to the table, on page 166, that the carrying values of all other assets and liabilities were assumed preliminarily to approximate fair value. Please tell us and revise your disclosures to describe what valuation work was performed over these other assets and other liabilities and how it was determined that carrying values approximate fair value.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 179 of the Amended Registration Statement.

25.
We note that your disclosures regarding adjustment (H). Please revise your disclosures to provide additional details regarding the terms, conditions, entities and other relevant details of this sale and subsequent pay down of debt. For example, describe, quantify and clarify whose assets are being sold, terms and price of the sale, whose debt is being paid down and what tranches of debt, as well as to discuss any expected timing. In this regard, we note that Exhibit 99.1 of the 8-K dated July 25, 2023 for both BANC and for PACW includes what appear to be some relevant details, such as on slides 12 and 24.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 180-181 of the Amended Registration Statement.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement  of Operations for the Six months ended June 30, 2023, page 167

26.
We note your description in adjustment (AA)(2) giving pro forma effect to interest expense related to 1) FHLB advances and 2) long-term debt due to the fair value impact from the purchase price allocation. Please tell us and revise to disclose why there is no interest expense pro forma adjustment relating to your interest bearing deposits for the six months ended June 30, 2023. In this regard, we note your adjustment (DD)(2) does appear to give pro forma effect to interest expense for your interest bearing deposits for the year ended December 31, 2022.

Response: The Company respectfully advises the Staff that the interest bearing deposits are expected to amortize over the period of one year, so assuming the transaction occurred on January 1, 2022, this amount would be fully amortized in the year ended December 31, 2022. Thus, no adjustment related to the interest bearing deposits was applied for the six months ended June 30, 2023.

27.
We note your description in adjustments (BB) and (EE) that the tax impact of all pro forma adjustments is calculated using the marginal tax rate of 28.9% and whether it is the statutory rate in effect during the periods. Please revise your disclosures to describe how you determined the marginal tax rate of 28.9% and whether it is the same as the statutory rate in effect during the periods. To the extent that these rates are based on any assumptions, unusual effects of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 181-182 of the Amended Registration Statement. Additionally, the Company respectfully advises the Staff that the rate of 29.6% is the global blended statutory rate, which is primarily impacted by the federal statutory rate and the California state statutory rate, as the companies’ activities are primarily based in California.

28.
We note your description of adjustments (CC) and (HH) reflects a reduction in both interest income and interest expense related to the sale of certain assets and pay down of debt reflected at adjustment (H). Please revise your footnote disclosures to more clearly disclose the calculation and reconciliation the adjustment amounts for the periods presented by line item. For example, include quantitative details associated with the sale of the certain assets and pay down of debt, including carrying amounts, interest rate and other applicable terms.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 181-182 of the Amended Registration Statement.

Annex K: PACW Annual Report on Form 10-K
Non-GAAP Measurements
Tangible Common Equity Ratio and Tangible Book Value Per Common Share, page K-49

29.
We note your disclosure of “Adjusted tangible common equity” here and elsewhere (pages L-59, L-152), which appears to include an adjustment to add back Accumulated other comprehensive loss (income). Please tell us if you intend to continue using and disclosing this non-GAAP measure, in future filings, after the business combination.

Response:  The Company respectfully advises the Staff that the combined company following the closing of the mergers has no intent to use the “adjusted tangible common equity” measure in its future filings.

Annex L: PACW Quarterly Reports on Form 10-Q
Asset/Liability Management and Interest Rate Sensitivity
Interest Rate Risk, page L-178

30.
We note your disclosure that the Executive ALM Committee and Finance Committee of the Company’s Board of Directors review the results of your NII simulation analysis and MVE modeling analyses quarterly, and if hypothetical changes to interest rates cause changes to your simulated net present value of equity and/or net interest income outside of your pre-established limits, you may adjust your asset and liability mix in an effort to bring your interest rate exposure within your established limits. Please respond to the following:

•          Tell us whether there were any instances where your simulated net present value of equity and/or net interest income fell outside of your pre-established limits during the year ended December 31, 2022 or six months ended June 30, 2023. If so, disclose in your Form S-4 those instances, and describe all actions taken to address your exposure.

•          Tell us whether you have made any changes to the pre-established limits you establish for purposes of evaluating your simulated net present value of equity and/or net interest income during the year ended December 31, 2022 or six months ended June 30, 2023. If so, disclose in your Form S-4 the nature of the changes and the factors driving the changes.

Response:  In response to the Staff’s comment, the Company has supplemented with disclosure on pages Q-1-Q-2 of Annex Q to the Amended Registration Statement.

31.
We note your disclosure on page K-141 that you use derivatives to manage exposure to market risk, primarily foreign currency risk and interest rate risk, and to assist customers with their risk management objectives. We also note that on page L-178, you discuss and quantify the use of derivatives used to manage foreign currency exposure market risk, but we do not see a similar discussion of the use of derivatives in your discussion of interest rate risk. Please provide a qualitative discussion in the Form S-4 of how derivatives are used to manage interest rate risk, including the volume and types of derivatives and any changes in strategy during the periods presented. See Item 305(b)(1)(ii) of Regulation S¬K. Additionally, consider disclosing quantitative information about the impact the use of derivatives had on managing your interest rate risk and clarify whether the disclosed outputs from your NII simulation analysis and MVE modeling reflect the impact of any derivatives used to manage interest rate risk.

Response:  In response to the Staff’s comment, the Company has supplemented with disclosure on page Q-2 of Annex Q to the Amended Registration Statement.

General

32.
 We note your disclosure on page 144 that, following the 90th day after the date of the Warburg investment closing, the Warburg investors or any of their transferees, may request to exchange all of a portion of their BANC non-voting common equity for shares of BANC common stock. Please revise the Questions and Answers section, the Summary section and elsewhere as appropriate to describe the exchange provision.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 28, 73 and 150 of the Amended Registration Statement.

33.
Please refer to the PACW disclosures provided in Annex N. We note there is no disclosure of PACW’s compensation policies and practices as they relate to risk management and employee compensation, including with respect to non-executive officers and risk-taking incentives. It appears the registrant concluded its compensation policies and practices are not reasonably likely to have a material adverse effect on the registrant pursuant to Item 402(s) of Regulation S-K. Please advise us of the basis for such conclusion and describe the process undertaken to reach that conclusion.

Response: The Company respectfully advises the Staff that, as noted in Annex N at pages N-26, N-47 and N-51, the Compensation and Human Capital Committee (the “Compensation Committee”) of the PACW board of directors designs the PACW compensation program with a number of goals in mind, one of which is to mitigate undue risk, including by encouraging prudent risk management by employees and not incentivizing employees to engage in excessive risk taking. The Compensation Committee considers potential risks when reviewing and approving both executive level and broad-based compensation programs.  Key components of PACW’s compensation programs designed in part to mitigate risk include PACW’s clawback policy, restrictions against hedging and pledging of PACW stock, and maximum payout caps on annual and long-term incentives (which are designed to align employees' interests with stockholders' interests).  The Compensation Committee also reviews specific goals and the structure of awards that might have the effect of encouraging excessive risks.  Additionally, the Compensation Committee engages annually an external independent compensation consultant to advise regarding compensation design proposals/changes and benchmarking of PACW’s compensation program against PACW’s peer group. Finally, as part of its oversight responsibility, the Compensation Committee annually oversees an incentive plan risk assessment conducted by management and presented to the committee (most recently on February 8, 2023).  In light of the foregoing, PACW determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on PACW.

34.
Please revise to quantify the information discussed when material so that shareholders can assess the disclosures and risks. For example, we note the following narrative statements do not include quantitative information that appears available:

•          Page 38 refers to anticipated integration costs and similar expenses, which were addressed and quantified in the July 25, 2023 investor presentation;

•          Page 41 refers to PACW’s outstanding debt obligations;

•          Page 42 refers to a percentage ownership “that is smaller than the holder’s percentage” prior to the merger;

•          Page 75 refers to available liquidity by drawing on a number of sources, including “available federal facilities,” without quantifying the approximate amounts;

•          Page 78 refers to “anticipated benefits,” which were addressed in the investor presentation but are not quantified here; and

•          Page 80 refers to “additional liquidity through a targeted balance sheet repositioning,” without providing quantified disclosure.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 39, 43, 45, 76, 82, 83 and 84 of the Amended Registration Statement.

35.
We note the discussion of liquidity in Annex K and Annex L. Please revise where appropriate to address PACW’s sources of funding and “[i]mmediately available liquidity,” including brokered deposits, to address the extent to which accessing such sources would involve realizing material losses or other potential consequences, such as dividend restrictions or significant reductions in net interest margin. Please further clarify incidents of not being “in compliance with funding concentration liquidity” and other guidelines, and describe the actions being taken to address any such incidents. Additionally, please discuss activities to reposition the balance sheet to improve liquidity and address timing differences in the maturity and repricing of assets and liabilities and off-balance sheet positions. In addition to any balance sheet repositioning, please clarify activities such as reduced dividends, promotional efforts to retain or gain deposits, or increase brokered deposits.

Response:  In response to the Staff’s comment, the Company has supplemented with disclosure on pages Q-2-Q-5 of Annex Q to the Amended Registration Statement.

36.
Additionally, please include a supplemental discussion of your liquidity and capital resources for the combined company. Ensure your disclosures include details regarding the combined company’s available sources of liquidity, total borrowing capacity separately by type of borrowing capacity, borrowings outstanding, remaining capacity, as well as other sources of liquidity, such as cash, securities, etc. in order to understand the company’s total available liquidity. In addition, discuss any liquidity policy guidelines and metrics the combined company plans to use to manage its liquidity, such as different type of funding or coverage ratios and if not, planned actions to be taken.

Response:  In response to the Staff’s comment, the Company has supplemented with disclosure on pages R-1-R-2 of Annex R to the Amended Registration Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (212) 735-3554. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Sven Mickisch
Sven Mickisch
Partner

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

CC:	Jared Wolff, Banc of California, Inc. Ido Dotan, Banc of California, Inc. Matthew Nemeroff, Skadden, Arps, Slate, Meagher & Flom LLP